Xiaoqin (“Sherry”) Li Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4939 Main 212.407.4000 Fax 212.407.4990 xli@loeb.com

August 11, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attn: Todd Schiffman and James Lopez

Re:	Beta FinTech Holdings Ltd Amended Form F-1 filed July 18, 2025 File No. 333-287759

Dear Messrs. Schiffman and Lopez:

On behalf of our client, Beta FinTech Holdings Ltd (the “Company”), we hereby provide a response to the comments issued in a letter dated August 6, 2025 (the “Staff’s Letter”) regarding the Company’s Amended Registration Statement on Form F-1 (the “Amendment No. 2”) filed July 18, 2025. Contemporaneously, we are filing an Amendment No. 3 to Registration Statement on Form F-1 (the “Amendment No. 3”) via Edgar.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 3, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amended Form F-1 filed July 18, 2025

Underwriting Services for U.S. dollar-denominated Municipal Bonds of PRC Companies, page 94

1.	Please refer to comment 3 from our letter dated June 24, 2025. We note the discussion of due diligence provided by third-party professional institutions in Mainland China, including PRC counsels for due diligence, auditing firms and translation agencies. However, we also note the statements on the cover page and elsewhere that (1) none of the PRC laws and regulations apply to the Group’s business, “regardless of whether directly or indirectly via counterparties or other third parties,” and (2) the Group does not have any material operations in Mainland China. In light of the indirect due diligence and other operations in Mainland China through third parties, please revise to reconcile with the statements that PRC laws and regulations do not indirectly apply. Please include approximate, quantitative disclosure regarding the operations using third-parties to conduct due diligence and other activities in Mainland China. We also note that you are relying on PRC counsel, AllBright Law Offices. However, it does not appear as if the operations using third-parties in Mainland China are covered in their Opinion filed as Exhibit 99.2. Please revise accordingly.

Response: In response to the Staff’s comments, the Company has revised the disclosures on cover page, pages 7 and 98 to clarify that PRC laws and regulations do not directly apply to the Group’s business. The Company has also included approximate, quantitative disclosure regarding the operations using third-parties to conduct due diligence and other activities in Mainland China on page 94. The Company has also filed an updated opinion of its PRC counsel as Exhibit 99.2.

August 11, 2025 Page 2

Please call me at 212-407-4939 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Xiaoqin (Sherry) Li
Xiaoqin (“Sherry”) Li
Senior Counsel